Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

January 27, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:

Mr. Mark P. Shuman

Ms. Maryse Mills-Apenteng

Re: Internet Patents Corporation
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-201323)

Ladies and Gentlemen:

On behalf of Internet Patents Corporation, a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system under the Securities Act of 1933, as amended (the “Act”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4, under the Act (as amended, the “Registration Statement”), for the registration of shares of Common Stock, par value $0.001, of the Company. Amendment No. 1 primarily includes revisions intended to respond to the comment letter, dated January 21, 2015 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement. For your convenience, four (4) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the Registration Statement filed on December 30, 2014, are also being delivered to you.

For the convenience of the Staff’s review, the Company has set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1 unless otherwise noted.

General

1.     It appears that while you have disclosed the consideration to be received by the Prism shareholders on an aggregate basis, you have not disclosed the amount or range of consideration to be received on a per share basis. Please revise your disclosure in the Questions and Answers section and throughout, as appropriate, to provide shareholders with an understanding of the potential consideration to be received on an individualized basis as a result of the merger transaction.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Response: The Company acknowledges the Staff’s comment and has included the disclosure of the range of consideration to be received on a per unit basis in the joint letter to the security holders of the Company and Prism and on pages 2, 11, 52-53 and 59 of Amendment No. 1.

Summary Compensation Information, Page 97

2.

It appears that you must provide updated Executive Compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K, required by Item 18(a)(7)(ii) of Form S-4. Refer to Regulation S-K Compliance and Disclosure Interpretation Question 117.05 for guidance.

Response: The Company acknowledges the Staff’s comment and has provided the updated executive compensation disclosure on pages 97-98 of Amendment No. 1.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, of it there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (650) 565-7038.

Very truly yours,

/s/ Karen Dreyfus

Cc:      Hussein A. Enan

            L. Eric Loewe